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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1227 Mall Drive
(No. and Street)

Richmond (City) VA (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg S. Glaser (804) 378-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place (Address) Richmond (City) VA (State) 23236 (Zip Code)

SEC
Mail Processing
Section
MAR - 2 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg S. Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Equities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Executive Vice President

Title

Claire H. Winckler 7209612 7/31/2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

Board of Directors
Advanced Equities, Inc.

We have audited the accompanying statement of financial condition of Advanced Equities, Inc. as of December 31, 2008, that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advanced Equities, Inc, as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

BDO Seidman, LLP

February 27, 2009

Advanced Equities, Inc.

Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 8,158,552
Receivable from clearing brokers	313,358
Securities owned, at fair value	687,187
Notes receivable, net	9,081,139
Deferred tax asset	1,285,566
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $615,123	953,126
Other receivables, net	1,484,425
Other assets	774,352
Total assets	$22,737,705

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 4,691,040
Payable to clearing brokers	2,925
Due to affiliate	640,565
Income taxes payable	261,119
Total liabilities	5,595,649
Commitments and contingencies	
Stockholder's equity	17,142,056
Total liabilities and stockholder's equity	$22,737,705

See accompanying summary of accounting policies and notes to statement of financial condition.

Nature of Operations

Advanced Equities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). It provides both investment banking and retail brokerage services. The investment banking services include, but are not limited to, participating in underwritings on a "best-efforts" basis and acting as an agent in private equity placements. The retail securities transactions of customers, located primarily in North America, are introduced to and cleared through clearing brokers on a fully disclosed basis. The Company is a wholly owned subsidiary of Advanced Equities Financial Corp. (the "Parent").

The Company has agreements with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) Rule 15c3-3(k)(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, highly liquid investments with an original maturity of three months or less and money market funds.

Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

Notes Receivable

Notes receivable consists of loans to employee registered representatives as an inducement to join the Company. These notes are unsecured and generally forgiven over periods ranging from five to ten years, based upon meeting performance goals and remaining employed with the Company. The Company has established an allowance for doubtful accounts to offset amounts not collected. Notes receivable is reported net of allowance for doubtful accounts of $800,572 at December 31, 2008.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease.

Securities Owned

Securities owned are carried at fair value, which is based on quoted market prices, on a trade date basis. At December 31, 2008, securities owned consisted of equity securities.

Income Recognition

Investment banking fees arise from securities offerings in which the Company acts as an underwriter. Investment banking fee income and expenses are recorded when realized, generally on the date of closing. Customers' securities transactions and the related commission income and expense are recorded on trade date.

Income Taxes

The Company files a consolidated federal tax return with its Parent. Federal and state income taxes are allocated to the Company on a separate return basis. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Accordingly, the Company's taxable income is included in the consolidated tax return of the Parent.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. The Company has adopted SFAS No. 157 effective January 1, 2008 for financial assets and liabilities and the impact was not deemed to be material to the Company's financial statements. In accordance with FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, the Company delayed the application of SFAS No. 157 for non-financial assets and liabilities until January 1, 2009. The Company will adopt SFAS No. 157 for non-financial assets and liabilities effective January 1, 2009. Management does not expect the effect of the Statement's implementation for non-financial assets and liabilities to be material to the Company's results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on January 1, 2008.

1. Fair Value Measurement

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash and cash equivalents	$8,158,552	$ –	$ –	$ –	$8,158,552
Securities owned					
Equity securities	687,187	–	–	–	687,187
Total	$8,845,739	$ –	$ –	$ –	$8,845,739

2. Income Taxes

Deferred tax liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the Company's deferred tax liabilities are as follows:

Deferred tax asset	
Accrued liabilities and reserves	$ 1,122,324
Stock based compensation	106,577
Deferred rent credit	56,665
Deferred tax asset	$ 1,285,566

3. Related Parties

Pursuant to an expense sharing agreement with its Parent, certain compensation expenses of the Company are paid by the Parent and allocated to the Company.

In connection with certain investment banking activities, the Parent is entitled to receive warrants from the issuer.

The Company receives advances from the Parent, which advances are non-interest bearing. At December 31, 2008, $640,565 was outstanding under this agreement and is included in Due to Affiliate.

Certain technology and compensation costs of an affiliate are allocated to the Company on a pro-rata basis based on headcount of registered representatives and specific project costs.

3. Related Parties (continued)

The Parent issues nonqualified stock options to employees of the Company in connection with recruitment and future performance.

4. Leases, Commitments and Contingencies

The aggregate minimum annual rental commitments under leases, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2009	$176,760
2010	185,598
2011	194,436
2012	203,274
2013	212,112
	$972,180

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company. The Company is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. Additionally, in December 2008 FINRA notified the Company that it was commencing an investigation into certain of the Company's sales practices. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters and the FINRA investigation cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

5. Off-Balance-Sheet Credit Risk

Credit Risk

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there are no amounts to be indemnified to the clearing brokers for these accounts.

Concentration of Credit Risk

The Company introduces all retail securities trades to its clearing brokers. In the event the clearing brokers do not fulfill their obligation, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital and requires that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital and excess net capital of approximately $3,378,974 and $3,005,929, respectively. The net capital ratio was 1.66 to 1.

7. Employee Benefits

The Company's employees are eligible for benefits under AEFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 80% of their pretax compensation, excluding commissions, subject to Internal Revenue Code limitations. Eligible employees were eligible for matching company contributions, which were generally a dollar for dollar match up to 6% of an employee's compensation, through December 31, 2008 after which date the Company terminated it matching contributions. The matching contributions are generally subject to a five-year vesting schedule.

8. Stock Options

The Company's Parent has granted awards in the form of stock options on behalf of the Company. Stock option awards to employees may be subject to a vesting period ranging from immediate vesting to vesting over periods from 3 to 7 years, as well as vesting based on the employee's or the Company's performance.

	Year Ended December 31, 2008	
	Options	Weighted Average Exercise Price
Outstanding at beginning of year	531,666	$5.14
Granted	520,000	8.06
Exercised	-	
Canceled	(178,333)	6.67
Outstanding at end of year	873,333	8.56
Options exercisable at year end	343,889	8.01

8. Stock Options (continued)

The following is a summary of the information concerning currently outstanding and exercisable options issued to the Company's employees as of December 31, 2008:

Exercise Prices	Options Outstanding	Weighted Average Exercise Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$6.00	48,333	3.33	$ 6.00	22,222	$ 6.00
$7.20	300,000	3.61	$ 7.20	130,000	$ 7.20
$8.00	375,000	3.89	$ 8.00	91,667	$ 8.00
$10.00	150,000	4.28	$10.00	100,000	$10.00
	873,333			343,889	

In accordance with SFAS No. 123R, the Company recorded stock-based compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option pricing model. The weighted average fair values of the options granted and weighted average assumptions are as follows:

	2008
Weighted average fair value of options granted	**$2.11**
Assumptions used	
Expected volatility	**37%**
Risk-free interest rate	**4.04% - 4.20%**
Expected life	**5 -7 years**
Dividend yield	**0%**

9. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the computation of the Reserve Requirement pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Information Relating to Possession or Control Requirements Under Rule 15c3-3 pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 December 31, 2008

Net Capital	
Stockholder's equity	**$17,142,056**
Nonallowable assets	
Notes receivable, net	**9,081,139**
Deferred tax asset	**1,285,566**
Furniture, fixtures and equipment	**953,126**
Other receivables, net	**1,484,425**
Other assets	**774,352**
Total nonallowable assets	**13,578,608**
Net capital before haircuts on securities	**3,563,447**
Haircuts on securities	**134,847**
Undue concentration	**49,626**
Net capital	**$ 3,378,974**
Computation of Basic Net Capital Requirement	
Minimum net capital required – 6 2/3% of aggregate indebtedness	**$ 373,045**
Minimum dollar net capital requirement	**$ 250,000**
Net capital requirement	**$ 373,045**
Excess net capital	**$ 3,005,929**
Excess net capital at 1000%	**$ 2,819,409**

continued...

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 December 31, 2008 (continued)

Computation of aggregate indebtedness	
Accounts payable and accrued expenses	$ 4,691,040
Payable to clearing brokers	2,925
Due to affiliate	640,565
Income taxes payable	261,119
Total aggregate indebtedness	$ 5,595,649
Ratio of aggregate indebtedness to net capital	1.66 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 4,768,013
Reduction in accrued bonuses	(13,570)
Reduction in accrued liabilities	(1,172,496)
Decrease in income taxes	674,000
Increase in deferred tax asset	(856,446)
Increase in undue concentration	(20,527)
Net capital per above	$ 3,378,974

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Advanced Equities, Inc.

In planning and performing our audit of the financial statements of Advanced Equities, Inc. (the "Company") for the years ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

February 27, 2009
Richmond, Virginia